AMARC ANNOUNCES COMMENCEMENT OF 2026 AURORA & JOY COPPER-GOLD DISTRICT DRILLING

July 2, 2026, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF; FSE:AQ5) is pleased to announce that AuRORA Minerals Ltd. ("AML"), the joint venture company in which Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport") and Amarc hold 60% and 40% interests, respectively, recently commenced the 2026 field program at the JOY Copper-Gold District ("JOY" or the "District") in north-central British Columbia ("BC"). The program will be fully funded by Freeport through AML and includes work on the JOY District and adjacent tenures held under option by AML (see Amarc May 27, 2026 release). Amarc is the primary contractor managing AML's exploration programs at JOY.

"The 2026 field season has officially begun with a drill focused program designed to continue to unlock the world class potential of the JOY District," said Diane Nicolson, Amarc President and CEO. "Like our investors, our team continues to look forward to further exploration of AuRORA, a deposit with a strong gold and copper endowment that remains open to expansion. Importantly, the JOY District is also host to the significant TWINS and CANYON copper-gold porphyry discoveries, the PINE and Brenda Deposits and a high potential pipeline of deposit targets that we have yet to fully explore. Amarc believes we have just scratched the surface of the potential of this extensive copper-gold district, and that the high grade near surface, AuRORA Deposit discovery stands to be the key to the development of the entire Toodoggone region."

The 2026 JOY District program includes:

Continued focus on the gold-rich AuRORA Porphyry Copper-Gold-Silver ("Cu-Au-Ag") Deposit ("AuRORA"):

- Step out drilling to continue to assess the extent and tenure of the AuRORA Deposit. Drilling in 2025 expanded the deposit over an area measuring 1.4 km by 0.8 km, which remains open to expansion (see Figure 1 and Amarc release May 27, 2026). Promising mineralization was also intersected in holes JP25114 and JP25120, located 550 m south and 350 m to the north, respectively, of the current known extent of AuRORA that remains open to expansion. These two holes may indicate substantial further expansion of the AuRORA Deposit, or highlight the broader potential of the 4 km^2 Northwest Gossan ("NWG") mineral system in which it lies to host additional deposits; and
- Early-stage metallurgical and other preliminary project development studies at AuRORA.

Figure 1: AuRORA Deposit Drill Plan - High Grade, Exceptional Continuity, and Wide Open to Expansion

Follow up of the TWINS Copper-Gold Discovery ("TWINS"):

- Additional drilling at the TWINS Discovery, located approximately 17 km south of AuRORA, on the 10 km long PINE Porphyry Trend. TWINS occurs within an extensive 8.5 km^2 sulphide system. The highly anomalous Au intercepts from very widely spaced and relatively shallow reconnaissance drill holes previously released by Amarc within this target and 2025 results in hole JP25106 which intercepted, at depth, 300 m at 0.51 g/t Au and 0.23% Cu, including 243 m at 0.59 g/t Au and 0.26% Cu, 135 m at 0.86 g/t Au and 0.38% Cu and 45 m at 1.08 g/t Au and 0.47% Cu (see Amarc February 19, 2026 release), highlight the potential for development of another significant porphyry Cu-Au deposit.

And exploration of the further potential of the JOY District:

- Geological, geochemical, and geophysical surveys across the District to refine the emerging pipeline of porphyry copper-gold deposit targets for drill testing.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits such as the important AuRORA Deposit Cu-Au discovery located within the JOY District. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD $35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The District is now being advanced through AuRORA Minerals Ltd ("AML"), a private joint venture corporation held 60% by Freeport and 40% by Amarc (see September 4, 2025 release). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional $75 million in staged expenditures. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program exceeding CAD $16 million in 2025, completing substantial expansion drilling at the AuRORA Deposit and across other discoveries and deposit targets.

At the DUKE District, Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies, continues its participation having sole funded CAD$30 M of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the "DUKE JV") under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District.

Amarc owns a 100% interest in the IKE Cu-Au and Cu-Mo District in southern BC. Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the IKE District.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region, where the JOY District and the AuRORA Deposit are located, since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the gold-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From

its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 45603, Email: DianeNicolson@hdimining.com
Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com
Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Figure 1: AuRORA Deposit Drill Plan - High Grade, Exceptional Continuity, and Wide Open to Expansion


AuRORA Deposit Discovery
Current AuRORA Deposit footprint 1.4 KM x 0.8 KM and Open to Expansion
2026 Plans Include Continued Expansion of this Emerging Tier One Deposit
TDG
New Zone
AuRORA Discovery Drill Hole Plan
OPEN
20 mV/V
14 mV/V
Discovery Hole 57
Legend
Au Mineralization
Cu Mineralization
AuRORA Drill Holes
IP Chargeability
Potential New Centre of Mineralization
N
300 Metres